Exhibit 99.3

Private and Confidential

Date June 30, 2021

NAVIOS MARITIME HOLDINGS INC.

as Borrower

and

GRIMAUD VENTURES S.A.

as Lender

SUPPLEMENTAL AGREEMENT

in relation to a Loan Agreement dated 30th April 2019

for a term loan facility of up to USD70,000,000

(as amended, novated or supplemented from time to time)

INCE

PIRAEUS

Index

Clause		Page No
1	INTERPRETATION	1

2	AGREEMENT OF THE LENDER	1

3	CONDITIONS PRECEDENT	1

4	REPRESENTATIONS AND WARRANTIES	3

5	AMENDMENTS TO LOAN AGREEMENT AND OTHER SECURITY DOCUMENTS	3

6	FURTHER ASSURANCES	4

7	EXPENSES	4

8	NOTICES AND OTHER MATTERS	4

9	SUPPLEMENTAL	4

10	LAW AND JURISDICTION	4

THIS SUPPLEMENTAL AGREEMENT is made on June 30, 2021

BETWEEN

(1)	NAVIOS MARITIME HOLDINGS INC. as Borrower; and

(2)	GRIMAUD VENTURES S.A. as Lender

BACKGROUND

(A)

Pursuant to a Loan Agreement dated 25th April 2019 made between the parties hereto (as amended, novated or supplemented from time to time), the Lender made available to the Borrower a term loan of up to USD70,000,000.

(B)	The Lender has agreed in principle to certain amendments to the Loan Agreement.

(C)

This Agreement sets out the terms and conditions on which the Lender agrees, with effect on and from the Effective Date, at the request of the Borrower, to consent to the matters referred to at (B) above.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Loan Agreement shall have the same meanings when used in this Agreement unless the context otherwise requires.

1.2	Definitions. In this Agreement, unless the contrary intention appears:

“Effective Date” means the Lending Day on which all the conditions precedent referred to in Clause 3 have been fulfilled by the Borrower to the satisfaction of the Lender (or such other date as the Lender may agree with the Borrower);

“Shares” means 9,301,542 common shares of the Borrower;

1.3	Application of construction and Interpretation provisions of Loan Agreement. Clauses 1.3 and 1.4 of the Loan Agreement apply, with any necessary modifications, to this Agreement.

2	AGREEMENT OF THE LENDER

2.1	Agreement of the Lender. The Lender, relying upon the representations and warranties in Clause 4 and subject to Clause 3, agrees to amend the Loan Agreement in accordance with Clause 5.

2.2	Effective Date. The agreement of the Lender contained in Clause 2.1 shall have effect on and from the Effective Date.

3	CONDITIONS PRECEDENT

3.1	Lender’s consent. The consent of the Lender is conditional upon:

3.1.1	the Lender having received the documents and evidence specified in Clause 3.2 in form and substance satisfactory to the Lender;

3.1.2	the representations and warranties contained in Clause 4 being true and correct as if each was made with respect to the facts and circumstances existing at such time; and

3.1.3	no Default having occurred and being continuing, other than any which is waived or cured by this Agreement.

3.2

Conditions precedent. The conditions referred to in Clause 3.1.1 are that the Lender shall have received the following documents on or before the date of this Agreement (or such later date as the Lender may agree with the Borrower):

3.2.1	Sufficient proof of payment in cash of the accrued interest on the Loan Amount from the date hereof until the Effective Date;

3.2.2	Sufficient proof of prepayment in cash of the Loan by the Borrower of an amount of USD 7,500,000;

3.2.3	Effectiveness of the Form F-1 registration statement registering the resale of any Shares of the Borrower;

3.2.4	Corporate documents

Certified Copies of all documents which evidence or relate to the constitution of the Borrower and its current corporate existence;

3.2.5	Corporate authorities

(i)

Certified Copies of resolutions of the directors of the Borrower approving this Agreement and authorising the execution and delivery hereof and performance of the Borrower’s obligations hereunder, additionally certified by an officer of the Borrower as having been duly passed at a duly convened meeting of the directors of the Borrower and not having been amended, modified or revoked and being in full force and effect; and

(ii)	original or Certified Copy of any power of attorney issued by the Borrower pursuant to such resolutions;

3.2.6	Certificate of incumbency

a list of directors and officers of the Borrower, specifying the names and positions of such persons, certified by an officer of the Borrower respectively to be true, complete and up to date;

3.2.7	Laws of the Marshall Islands: opinion

an opinion of Messrs Ince, special legal advisers to the Lender on Marshall Islands law;

3.2.8	Laws of England: opinion

an opinion of Messrs Ince, special legal advisers to the Lender on English law;

3.2.9	London agent

documentary evidence that the agent for service of process named in Clause 18 of the Loan Agreement has accepted its appointment in respect of this Agreement;

3.2.10	Endorsement

evidence that all of the Security Parties are aware of the terms of this Agreement and agree that the Security Documents, respectively executed by them, shall continue in full force and effect; and

3.2.11	Further opinions, etc.

any further opinions, consents, agreements and documents in connection with this Agreement and the Security Documents which the Lender may request by notice to the Borrower prior to the Effective Date.

4	REPRESENTATIONS AND WARRANTIES

Repetition of Loan Agreement representations and warranties. The Borrower represents and warrants to the Lender that the representations and warranties in Clause 7 of the Loan Agreement, as amended and supplemented by this Agreement and updated with appropriate modifications to refer to this Agreement, remain true and not misleading if repeated on the date of this Agreement with reference to the circumstances now existing.

5	AMENDMENTS TO LOAN AGREEMENT AND OTHER SECURITY DOCUMENTS

5.1	Specific amendments to Loan Agreement. With effect on and from the Effective Date the Loan Agreement shall be, and shall be deemed by this Agreement to be, amended as follows:

5.1.1	By Adding a new Clause 4.6 as follows:

“4.6 Share Option

The Borrower may repay the whole of the Loan under Clause 4.1 or make a prepayment of the whole of the Loan (but not part only) under Clause 4.2 by issuing all of the Shares in the name of the Lender, and the Loan shall be deemed to have been repaid in full upon such issue of all of the Shares.”

5.2

Amendments to Security Documents. With effect on and from the Effective Date each of the Security Documents other than the Loan Agreement, shall be, and shall be deemed by this Agreement to be, amended as follows:

5.2.1

the definition of, and references throughout each of the Security Documents to, the Loan Agreement and any of the other Security Documents shall be construed as if the same referred to the Loan Agreement and those Security Documents as amended and supplemented by this Agreement or the Third Mortgage Addendum;

5.2.2

by construing references throughout each of the Security Documents to “this Agreement”, “this Deed”, “hereunder” and other like expressions as if the same referred to such Security Documents as amended and supplemented by this Agreement or any other supplemental agreement or letter agreement entered into between the Parties.

5.3

Security Documents to remain in full force and effect. The Security Documents shall remain in full force and effect as amended and supplemented by such further or consequential modifications as may be necessary to give full effect to the terms of this Agreement.

6	UNDERTAKINGS

The Borrower undertakes to prepare, file and maintain effective, in conformity with the requirements of the Securities Act of 1933, one or more registration statements on Form F-1, registering the resale of any Shares (including, as necessary, any Shares that were not registered for resale prior to the issuance thereof), until all of the Shares have been resold by the Lender.

7	FURTHER ASSURANCES

Borrower’s obligation to execute further documents etc. The Borrower undertakes with the Lender to ensure that, throughout the Facility Period, the Security Documents shall create valid and binding obligations of the respective parties thereto and rights of the Lender enforceable in accordance with their respective terms and that it and any other party to any Security Document will, at their expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Security Parties of, any and every such further assurance, document, act or thing as in the reasonable opinion of the Lender may be necessary or desirable for perfecting the security contemplated or constituted by the Security Documents in light of this Agreement.

8	EXPENSES

8.1

Expenses. The provisions of Clause 5 (Fees and Expenses) of the Loan Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

9	NOTICES AND OTHER MATTERS

General. The provisions of Clause 16 (Notices) of the Loan Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

10	SUPPLEMENTAL

10.1	Counterparts. This Agreement may be executed in any number of counterparts.

10.2	Third party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

11	LAW AND JURISDICTION

11.1	Governing law. This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

11.2

Incorporation of the Loan Agreement provisions. The provisions of Clause 17 (Governing Law) and Clause 18 (Jurisdiction) of the Loan Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

SIGNED as a deed for and on behalf of	)
NAVIOS MARITIME HOLDINGS INC.	)
by Georgios Akhniotis, CFO	) /s/ Georgios Akhniotis

SIGNED as a deed for and on behalf of	)
GRIMAUD VENTURES S.A.	)
by Ioannis Karyotis, President	) /s/ Ioannis Karyotis

Witness to all the above	)
Signatures:	) /s/ Maria Trivela
Name: Maria Trivela	)
Address Akti Miaouli 85)
Piraeus